Exhibit 99.33

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Signs AR eCommerce Deal with Cheeterz® Firearm Accessories

April 25th, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce that it has entered into an agreement with Cheeterz Firearm Accessories to ARitize™ segments of its product line. Cheeterz manufactures and sells accessories and devices which make the shooting process easier, including the proprietary Cheeterz “Assisted Load Ammunition” system. NexTech AR will provide 3D product models to Cheeterz through its web AR eCommerce platform, with the goal to introduce augmented reality as a part of Cheeterz overall brand delivery.

“Cheeterz is excited to partner with NexTech AR in delivering unique and industry-leading experience to our clients,” said Richard Wessler, Chief Commercial Officer at Cheeterz Firearm Accessories. “Our goal is to leverage augmented reality technology to increase product and brand awareness in both the digital and physical retail spaces. We believe that the innovative spirit that has brought our organizations together will forge a trend-setting path for the industry, and we want to be the tip of the spear.”

NexTech’s ARitize™ eCommerce solution is a monthly software as a service (SaaS) software licensing and delivery model in which software is licensed on a subscription basis while being centrally hosted in the cloud. NexTech’s SaaS subscription platform enables retailers to transform 2D images into true 3D AR experiences. Utilizing simple embed coding, NexTech’s browser-based technology eliminates the gap online shoppers feel between themselves and the product, allowing them to effectively try or place the product in their home before they buy it.

NexTech will convert Cheeterz’s line of universal fit, single-use assisted load cartridges into high fidelity 3D AR product images to be used on product pages and in 3D ads. This includes the existing line of devices compatible with semi-automatic weapons as well as forthcoming device lines made for revolvers and sporting rifles, which will be available later this year. Customers who visit the Cheeterz online store or encounter an ad will be able to view the cartridges in full 3D with 360-degree rotation, and “place” the device in their space to understand the size and functionality before making a purchase.

“We are excited to sign up our second customer in the firearms industry in just two weeks and expect more customer sign-ups in the coming weeks,” said Evan Gappelberg, CEO of NexTech. “Our AR product images and rotation capabilities will enable buyers to fully examine and understand the product before they buy, similar to how they would experience in-store shopping. We’re excited to help Cheeterz provide its customers with a one-of-a-kind immersive eCommerce experience.”

Cheeterz Firearm Accessories was founded in 2017 by engineer and inventor Richard Roe to help people gain proficiency with their firearms by taking away the pain points associated with shooting. All Cheeterz devices are American-made in Des Arc, Arkansas.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech has a two pronged strategy for rapid growth including growth through acquisitions as well as by bringing a next-generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. NexTech’s ARitize™ eCommerce solution is a monthly SaaS subscription platform that enables retailers to transform 2D images into true 3D AR experiences. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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